                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _____)*


                             Comcast Corporation
                             -------------------
                               (NAME OF ISSUER)

                   Class A Special Common Stock, $1.00 par
                   ---------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                 200 300 20 0
                                 ------------
                                (CUSIP NUMBER)

                              Donald E. Meihaus
                        312 Walnut Street, 28th Floor
                            Cincinnati, Ohio 45202
                            ----------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                              November 13, 1996
                              -----------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on following page (s))


                              Page 1 of 10 Pages

CUSIP NO. 200 300 20 0                13D                     PAGE 2 OF 10 PAGES
          ------------
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1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Edward W. Scripps Trust

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2. CHECK THE APPROPRIATE BOX IF A MENBER OF A GROUP*         (a) [ ]
                                                             (b) [ ]

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3. SEC USE ONLY


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4. SOURCE OF FUNDS*

   00

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)
                                                                [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Ohio

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  NUMBER OF   7. SOLE VOTING POWER
   SHARES        56,349,521
BENEFICIALLY  -------------------------------------------------------------
  OWNED BY    8. SHARED VOTING POWER
   EACH
 REPORTING    -------------------------------------------------------------
  PERSON      9. SOLE DISPOSITIVE POWER
   WITH          56,349,521
              -------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    56,349,521
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [ ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.87%
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14. TYPE OF REPORTING PERSON*

     00
---------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.
        --------------------

     This Schedule 13D relates to Class A Special Common Stock, $1.00 par value, of Comcast Corporation, a Pennsylvania corporation ("Comcast Special Common Stock"), the principal executive offices of which are located at 1500 Market Street, Philadelphia, Pennsylvania 19102-2148.

Item 2. Identity and Background.
        ------------------------

     The Edward W. Scripps Trust (the "Trust") was established under Ohio law in 1922 to hold the controlling interest in the capital stock of The E.W. Scripps Company, an Ohio corporation ("Scripps"). The Trust presently holds approximately 81% of the outstanding Common Voting Shares and 54% of the outstanding Class A Common Shares of Scripps. The principal office of the Trust is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202.

     Charles E. Scripps, a Trustee of the Trust, is Chairman of the Executive Committee of Scripps, which has its principal executive offices at 312 Walnut Street, 28th floor, Cincinnati, Ohio 45202.

     Robert P. Scripps, a Trustee of the Trust, is a director of Scripps.

     John H. Burlingame, a Trustee of the Trust, is Executive Partner of Baker & Hostetler (a law firm located at 3200 National City Center, Cleveland, Ohio 44114) and a director of Scripps.

     All of the Trustees of the Trust are citizens of the United States. The business address of each Trustee is the same as the Trust's business address.

     None of the Trustees has been convicted of any criminal offense (excluding traffic violations or similar misdemeanors) during the last five years.

     Neither the Trust, nor any of the Trustees, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order finding violations of or enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

     The shares of Comcast Special Common Stock reported on herein were acquired by the Trust pursuant to the merger, effective November 13, 1996, of The E.W. Scripps Company, a Delaware corporation ("Scripps Delaware") into Comcast (the "Merger") under the Agreement and Plan of Merger dated as of October 28, 1995, as amended on November 13, 1996, by and among Comcast, Scripps Delaware, and Scripps (the "Merger Agreement").

Item 4. Purpose of Transaction.
        -----------------------

     The Trust has acquired its shares of Comcast Special Common Stock pursuant to the Merger for investment purposes.

Item 5. Interest in Securities of The Issuer.
        -------------------------------------

     As of November 13, 1996, at the effective time of the Merger, the Trust beneficially owned 56,349,521 shares of Comcast Special Common Stock, representing approximately 19.87% of the outstanding shares of such stock (the "Trust's Comcast Shares").

     The Trust has the sole power to vote or direct the voting of, and the sole power to dispose or to direct the disposition of, the Trust's Comcast Shares.

     No transactions in shares of Comcast Special Common Stock were effected during the 60 days prior to November 13, 1996, by the Trust or any Trustee of the Trust.

     Excluding the Trust's Comcast Shares, no Trustee of the Trust beneficially owned any shares of Comcast Special Common Stock as of November 13, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        -------------------------

     The Trust and Comcast are parties to the following agreements summarized below.

     Board Representation Agreement. Pursuant to the Board Representation Agreement, the Trust has the right to require Comcast, to the extent permitted under applicable law, to take steps to cause a Scripps Trust designee (the "Initial Designee") reasonably acceptable to Comcast to be proposed for election to the Board of Directors of Comcast. The Initial Designee will be so proposed for election (if permitted under applicable law) at the earlier of (i) the first meeting of Comcast's Board following the consummation of the Merger, if there then exists a vacancy on the Comcast Board or the Comcast Board has the power to create new directorships, or (ii) if there then exists no such vacancy or the Comcast Board does not have such power, at the first meeting of stockholders of Comcast following the consummation of the Merger. The number of Scripps Trust designees will be increased to two individuals if at any time directors are nominated the product of (i) the number of directors then constituting the Comcast Board (not including any director positions held by a Scripps Trust designee) and (ii) the fraction representing the percentage of outstanding Comcast common stock represented by the Comcast common stock held by the Scripps Trust for not less than one year is equal to or greater than 1.75. Comcast will be required to recommend to its stockholders the election of such designee(s), solicit proxies from its stockholders for such election and take all other action reasonably necessary to cause such election. Pursuant to the Board Representation Agreement, Sural Corporation, the controlling stockholder of Comcast, has agreed to vote in favor of the election of any Scripps Trust designee. If any Scripps Trust designee ceases to serve on the Comcast Board of Directors prior to the expiration of such designee's scheduled term, Comcast must take all actions reasonably necessary to cause the vacancy to be filled by a replacement Scripps Trust designee. Unless the Scripps Trust elects to terminate its rights under the Board Representation Agreement voluntarily, its rights will terminate on the earlier to occur of (i) the date on which the

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Scripps Trust ceases to own at least 50% of the shares of Comcast Special Common
Stock acquired by the Scripps Trust in the Merger and (ii) the date of the fourth annual meeting of the Comcast Board of Directors following the consummation of the Merger. In addition, the Board Representation Agreement will require the Scripps Trust, for a period of two years following the consummation of the Merger, to vote in favor of certain amendments to Comcast's Articles of Incorporation. The Scripps Trust also has the right under the Board Representation Agreement to designate from time to time an observer to attend Comcast Board meetings in lieu of designating a person to serve on Comcast's Board.

     Registration Rights Agreement. Pursuant to the Registration Rights Agreement, Comcast has certain obligations to register under the Securities Act the shares of Comcast Special Common Stock issued to the Scripps Trust in the Merger (the "Registrable Shares"). On not more than three occasions after the consummation of the Merger, the Scripps Trust may demand that Comcast file a registration statement under the Securities Act (a "Demand Registration"), covering such number of Registrable Shares (which shall have a fair market value of at least $100 million) as shall be specified in such demand. Comcast will not be obligated to effect a Demand Registration within 12 months after the effective date of a previous Demand Registration, and Comcast will have the right to postpone for up to 150 days any Demand Registration if Comcast believes it would be detrimental or disadvantageous to Comcast or its stockholders to file such registration statement. Comcast cannot exercise its right to postpone a Demand Registration more than once during any twelve-month period. In addition, subject to certain terms, limitations and conditions contained in the Registration Rights Agreement, the Scripps Trust will have the right to include Registrable Shares in any registration statement filed by Comcast in respect of a primary or secondary offering of Comcast Special Common Stock (other than on Form S-4 or Form S-8 or a registration statement filed pursuant to Rule 415 under the Securities Act).

     The Registration Rights Agreement prohibits the Scripps Trust from disposing of any of its shares of Comcast capital stock for 15 days prior to and 120 days following the effective date of any underwritten offering, unless the managing underwriters of the offering agree otherwise. Comcast is prohibited from publicly selling (except pursuant to benefit plans and registrations on Form S-4) any Comcast Special Common Stock (or securities convertible into such stock) during the 15- day period prior to, and the 90-day period following, the effective date of an underwritten public offering which is a Demand Registration. In addition, Comcast will be obligated to use its reasonable efforts to cause all holders of 5% or more of any class of capital stock of Comcast and all other holders of securities of Comcast purchased from Comcast other than in a public offering to enter into agreements with Comcast with restrictions similar to those in the preceding sentence.

     The Registration Rights Agreement provides that, in connection with a Demand Registration, all expenses incurred by Comcast in complying with its obligations, under the Registration

Rights Agreement, including, without limitation, all registration and filing fees, fees and expenses of complying with securities and blue sky laws, listing fees, printing expenses and fees and disbursements of accountants and counsel for Comcast, will be paid by Comcast. The expenses paid by Comcast will not include underwriting discounts and commissions attributable to shares of the Scripps Trust.

     Pursuant to the Registration Rights Agreement, the Scripps Trust has agreed to maintain until at least November 13, 1997, ownership of such number of shares of Comcast Special Common Stock issued to it in the Merger as represents at least 50% of the total consideration paid in the Merger. The Scripps Trust has also agreed not to sell in the open market any of the Trust's Comcast Shares in any period (not to exceed 10 trading days in any calendar month) in which, following notice by Comcast to the Scripps Trust, Comcast proposes to repurchase its shares pursuant to a repurchase program referred to in the Merger
Agreement. Such repurchase program is to terminate no later than six month after November 13, 1996.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

     The Board Representation Agreement and the Registration Rights Agreement are filed herewith as Exhibits A and B, respectively.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       THE EDWARD W. SCRIPPS TRUST


                                       By:
                                          ---------------------------------
                                            Donald E. Meihaus
                                            Secretary-Treasurer

                                                                       EXHIBIT A

                         BOARD REPRESENTATION AGREEMENT

     This Board Representation Agreement, dated as of             , 1996 (this
"Agreement") is by and among Comcast Corporation, a Pennsylvania corporation ("Acquiror"), Sural Corporation, a Delaware corporation, (the "Acquiror Stockholder") and The Edward W. Scripps Trust (the "Trust").

     WHEREAS, the Acquiror Stockholder owns 1,845,037 shares of Acquiror's Class A Common Stock, par value $1.00 per share, 5,315,772 shares of Acquiror's Class A Special Common Stock, par value $1.00 per share, and 8,786,250 shares of Acquiror's Class B Common Stock, par value $1.00 per share (all shares of such stock now owned and which may hereafter be acquired by the Acquiror Stockholder prior to the termination of this Agreement are referred to herein as the "Acquiror Shares");

     WHEREAS, The E.W. Scripps Company, a Delaware corporation (the "Company"), Scripps Howard, Inc., an Ohio corporation ("SHI") and wholly owned subsidiary of the Company, and Acquiror have entered into a Merger Agreement dated October 28, 1995 (the "Merger Agreement"), which provides, among other things, that the Company will merge with and into Acquiror (the "Merger") (this and other capitalized terms used and not defined herein shall have the meanings given to such terms in the Merger Agreement);

     WHEREAS, in connection with the Merger, the Trust will be entitled to receive shares of Class A Special Common Stock, $1.00 par value per share, of Acquiror (all such shares received by the Trust in the Merger, the "Trust Shares"), and it is the desire of the Trust that it have the right to designate certain persons for election as members of the board of directors of Acquiror (the "Acquiror Board") following the consummation of the Merger;

     WHEREAS, pursuant to the Merger Agreement, Acquiror has agreed to cause
                    (the "Initial Trust Designee") to be elected to the Acquiror Board as set forth herein following consummation of the Merger; and

     WHEREAS, it is a condition to the Company's and SHI's obligation to consummate the Merger that the parties hereto enter into this Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

     1. Representation on Acquiror Board. To the extent permitted under applicable law the Trust shall be entitled to representation on the Acquiror Board as follows: the Initial Trust Designee shall be proposed for election to the Acquiror Board either: (i) if following the consummation of the Merger there are one or more vacancies on such Board or the members of such Board have the power to create new directorships, at the first meeting of the Acquiror Board following consummation of the Merger, at which the Initial Trust Designee shall be elected or (ii) if there are no such vacancies or power to create new directorships, at the first meeting of stockholders of Acquiror held after consummation of the Merger. Following such election of the Initial Trust Designee, in each instance in which individuals are nominated for election to the Acquiror Board, Acquiror shall cause to be nominated for election to the Acquiror Board that number of individuals designated by the Trust (the "Trust Designee(s)") equal to the Appointment Number (as defined below) as of the date of nomination, in the manner and subject to the conditions set forth in this
Section 1. Acquiror shall cause such Trust Designee(s) to be validly and timely nominated for election to the Acquiror Board in the same manner as other proposed directors are nominated, shall recommend to its stockholders the election to the Acquiror Board of the Trust Designee(s) and shall not revoke or qualify such recommendation. Acquiror shall use its best efforts to solicit from its stockholders proxies in favor of the election of all the Trust Designee(s), and shall take such other action as may be reasonably necessary to cause such Trust Designee(s) to be so elected. If any Initial Trust Designee or Trust Designee who serves on the Acquiror Board ceases, for any reason, to serve on the Acquiror Board (other than as a result of the expiration of the specified term of such Initial Trust Designee or Trust Designee), Acquiror shall take all actions reasonably necessary to cause the vacancy to be filled, as soon as practicable, by an individual designated by the Trust (a "Replacement Trust Designee"), but in any event no later than the first meeting of the Acquiror Board following cessation of service by such Designee. Each Initial Trust Designee, Trust Designee or Replacement Trust Designee shall be reasonably acceptable to Acquiror and shall be eligible to serve on the Acquiror Board under applicable law.

     For purposes hereof, "Appointment Number" means one, provided that the Appointment Number shall be two if the product of (i) the total number of directors constituting the Acquiror Board less the director position(s) held by the designee(s) of the Trust and (ii) the quotient equal to (A) the number of Long-term Shares held by the Trust at the time of nomination divided by (B) the aggregate number of Acquiror Common Shares outstanding at such time on a fully diluted basis shall be equal to or greater than 1.75. For purposes hereof, (i) "Acquiror Common Shares" means shares of any class of common stock of Acquiror and (ii) "Long-term Shares" means, as of any date, Acquiror Common Shares that have been owned for not less than one year.

     From time to time upon the reasonable written request by Acquiror, the Trust will provide Acquiror with an opinion of counsel (the "Opinion") reasonably acceptable to Acquiror, which opinion shall state that the nomination and appointment of a proposed Initial Trust Designee, Trust Designee or Replacement Trust Designee, as the case may be, to the Acquiror Board is permitted under applicable law. Except as provided in the following paragraph, all obligations on the part of Acquiror and the Acquiror Stockholder under this Agreement shall be suspended until the Opinion shall have been received by it.

     If the Trust shall not be permitted under applicable law to representation on the Acquiror Board as described herein, or if the Trust should elect from time to time observer status in lieu of a seat on the Board by written notice to Acquiror, then to the extent permitted by law, the Trust shall for the period of this Agreement be entitled to designate an observer who shall be entitled to notice of and to attend all meetings of the Acquiror Board and to receive or review, as the case may be, copies of all documents provided to members of the Acquiror Board. Such observer shall enter into customary confidentiality arrangements with the Company.

     2. Termination of Rights. The rights of the Trust under Section 1 hereof shall terminate upon the earliest of (i) the date on which the Trust ceases to own at least 50% of the Trust Shares (as equitably adjusted for stock splits, combinations, dividends, corporate reorganizations and similar events), (ii) the date on which the fourth annual meeting of Acquiror's Board is convened after the date hereof, and (iii) the date on which the Trust elects to terminate
Section 1 of this Agreement by notice to the other parties hereto.

     3. Agreements of Acquiror Stockholder. To the extent permitted under applicable law: the Acquiror Stockholder hereby agrees that, until such time as the rights of the Trust terminate pursuant to Section 2 hereof, at any meeting of the stockholders of Acquiror, however called, and in any action by consent of the stockholders of Acquiror, for the election of directors, the Aquiror Stockholder shall vote its Acquiror Shares in favor of the election to the Acquiror Board of each Trust Designee and Replacement Trust Designee, as the case may be.

     4. Representations and Warranties of Acquiror. Acquiror represents and warrants to the Trust that:

          (a) Acquiror has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Acquiror and the performance of its obligations hereunder have been duly and validly authorized by Acquiror, and no other proceedings on the part of Acquiror are necessary to authorize the execution and delivery of this Agreement or to perform such obligations except approval of Acquiror Board of a resolution increasing the size of Acquiror Board as provided herein and election of the designees of the Trust as provided herein. This Agreement has been duly and validly executed and delivered by Acquiror and, assuming the due authorization, execution and delivery hereof by each other party hereto, constitutes a legal, valid and binding obligation of Acquiror enforceable against Acquiror in accordance with its terms, except (i) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors' rights, including without limitation, the effect of statutory or other laws regarding fraudulent conveyances and preferential transfers, (ii) for the limitations imposed by general principles of equity, and (iii) as the same may be limited under the Rules and Regulations regarding cross-ownership of cable television systems and television stations.

          (b) The execution and delivery of this Agreement by Acquiror do not, and the performance of this Agreement by Acquiror will not, (i) conflict with or violate the Articles of Incorporation or By-laws of Acquiror, (ii) except as described in Section 4(c), conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Acquiror or by which any of Acquiror's property may be bound, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Acquiror's properties pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Acquiror is a party or by which Acquiror or Acquiror's properties are bound or affected, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance by Acquiror of its obligations under this Agreement.

          (c) The execution and delivery of this Agreement by Acquiror do not, and the performance of this Agreement by Acquiror will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign regulatory body, except (i) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by Acquiror of Acquiror's obligations under this Agreement, (ii) filings with the SEC under the Exchange Act and
     (iii) any waiver, consent or declaratory ruling by the FCC with respect to the Rules and Regulations regarding cross-ownership of cable television systems and television stations, to the extent that such Rules and Regulations may prohibit the performance of the Acquiror's obligations hereunder.

     5. Representations and Warranties of the Acquiror Stockholder. The Acquiror Stockholder represents and warrants to the Trust as follows:

          (a) The Acquiror Stockholder has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Acquiror Stockholder and the performance of the Acquiror Stockholder's obligations hereunder have been duly and validly authorized by the Acquiror Stockholder, and no other corporate proceedings on the part of the Acquiror Stockholder are necessary to authorize the execution and delivery of this Agreement or to perform such obligations. This Agreement has been duly and validly executed and delivered by the Acquiror Stockholder and, assuming the due authorization, execution and delivery hereof by each other party hereto, constitutes a legal, valid and binding obligation of the Acquiror Stockholder enforceable against the Acquiror Stockholder in accordance with its terms, except (i) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors' rights, including without limitation, the effect of statutory or other laws regarding fraudulent conveyances and preferential transfers, (ii) for the limitations imposed by general principles of equity, and (iii) as the same may be limited under the Rules and Regulations regarding cross-ownership of cable television systems and television stations.

          (b) The execution and delivery of this Agreement by the Acquiror Stockholder do not, and the performance of this Agreement by the Acquiror Stockholder will not, (i) conflict with or violate the charter or by-laws of the Acquiror Stockholder, (ii) except as described in Section 5(c) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to such Acquiror Stockholder or by which the Acquiror Shares are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any Acquiror Shares pursuant to, any note, bond, mortgage, indenture contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Acquiror Stockholder is a party or by which the Acquiror Shares are bound or affected, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance by the Acquiror Stockholder of its obligations under this Agreement.

          (c) The execution and delivery of this Agreement by the Acquiror Stockholder do not, and the performance of this Agreement by such Acquiror Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign regulatory body, except (i) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Acquiror Stockholder of its obligations under this Agreement, (ii) filings with the SEC under the Exchange Act, and (iii) any waiver, consent or declaratory ruling by the FCC with respect to the Rules and Regulations regarding cross-ownership of cable television systems and television stations, to the extent that such Rules and Regulations may prohibit the performance of the Acquiror Stockholder's obligations hereunder.

          (d) The Acquiror Stockholder is the owner of the Acquiror Shares free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever, except that 1,000,000 shares of Class A Common Stock (the "Pledged Stock") are pledged to PNC Bank, N.A. pursuant to loan agreement dated April 23, 1992 and a collateral pledge agreement dated as of the same date (together, the "Loan Agreements"). PNC Bank, N.A. has the right to vote the Pledged Stock upon the occurrence of an event of default under the Loan Agreements. The Acquiror Stockholder has sole voting power with respect to the Acquiror Shares or has the power to direct the voting of the Acquiror Shares. The Acquiror Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Acquiror Shares, other than pursuant to the Voting Agreement dated October 28, 1995 among the parties hereto and the Company. The Acquiror Stockholder has sole voting power with respect to the Acquiror Shares, and the person executing this Agreement on behalf of the Acquiror Stockholder has the power to direct the voting of such Acquiror Shares.

     6. No Prohibition on Transfers. Nothing in this Agreement shall prevent the Acquiror Stockholder from offering, selling, transferring, pledging or in any other way disposing of or placing encumbrances upon the Acquiror Shares.

     7. Compensation, Expenses, Insurance. The Initial Trust Designee, Trust Designees and Replacement Trust Designees serving on the Acquiror Board shall be entitled to fees and other compensation, participation in option, stock or other benefit plans for which directors are eligible, reimbursement of expenses, and directors and officers liability insurance on an equal basis with other non-employee members of the Acquiror Board.

     8. Voting for Permitted Amendments.

     (a) If from time to time any of the Permitted Amendments (as defined in the Merger Agreement) is proposed for approval by the shareholders of Acquiror, the Trust shall (i) be present, in person or represented by proxy, at the stockholder meetings of Acquiror so that all shares of Acquiror Common Stock beneficially owned by the Trust ("Trust Common Shares") shall be counted for the purpose of determining the presence of a quorum at such meetings and (ii) vote or cause to be voted, or consent with respect to, all Trust Common Shares in favor of the approval of such Permitted Amendment. The Trust will not enter into any agreement, commitment or understanding that limits, directs or restricts the rights of the Trust to vote any Trust Common Shares so long as such Trust Shares are owned by the Trust. The provisions of this subsection (a) shall terminate two years from the date hereof.

     (b) In connection with any shareholder vote regarding the approval of a Permitted Amendment, the Trust will not, singly or as part of a partnership, limited partnership or other group (as such terms are used in Section 13(d)(3) of the Exchange Act), directly or indirectly make, or in any way participate in any "solicitation" of "proxies" to vote (as such terms are defined in Rule 14a-1 under the Exchange Act), solicit any consent or communicate with or seek to advise or influence any person or entity with respect to the voting of any Acquiror Common Securities or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange
Act) with respect to Acquiror.

     (c) The Trust acknowledges that it has reviewed Acquiror's Articles of Incorporation and Proxy Statement dated May 19, 1995.

     9. Provisions Specifically Enforceable.

     (a) The obligations of Acquiror and the Acquiror Stockholder under this Agreement are unique. Acquiror and the Acquiror Stockholder acknowledge that it would be extremely difficult or impracticable to measure the resulting damages caused by any breach of this Agreement. Acquiror and the Acquiror Stockholder agree that, in the event of a breach of this Agreement by Acquiror or the Acquiror Stockholder, the Trust, in addition to any other available rights or remedies, shall be entitled to specific performance of the obligations of Acquiror and the Acquiror Stockholder under this Agreement, and Aquiror and the Acquiror Stockholder expressly agree that a remedy in damages will not be adequate.

     (b) The remedies provided in this Section 8 are cumulative and are in addition to any other remedies in law or equity which may be available to the Trust. The election of one or more remedies shall not bar the use of other remedies unless circumstances make the remedies incompatible.

     10. Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Pennsylvania regardless of the laws that might otherwise govern under principles of conflicts of law applicable hereto.

     11. Attorney's Fees. In any action to enforce the terms of this Agreement, the prevailing party shall be entitled to recover its attorneys' fees and court costs and other nonreimbursable litigation expenses, such as expert witness fees and investigation expenses.

     12. Merger and Modification. This Agreement sets forth the entire agreement between the parties relating to the subject matter hereof, and supersedes all other oral or written provisions. This Agreement may be modified or terminated only in a writing signed by all parties.

     13. Binding on Successors. This Agreement shall be binding upon Acquiror, the Acquiror Stockholder and their respective successors and assigns.

     14. Rules of Construction. All section captions are for reference only, and shall not be considered in construing this Agreement.

     15. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by telecopy with answerback, by express or overnight mail delivered by a nationally recognized air courier (delivery charges prepaid) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows: (i) if to the Trust, to it at 312 Walnut Street, 28th Floor, Cincinnati, Ohio, attention: Donald E. Meihaus, Secretary-Treasurer, (ii) if to the Acquiror Stockholder, to it at 11 North Market Street, Suite 1219, Wilmington, Delaware, 19801, with a copy to Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York, 10017, attention: William L. Taylor, Esq., (iii) if to Acquiror, to it at 1500 Market Street, Philadelphia, Pennsylvania, 19102, attention: Stanley Wang, Esq., with a copy to Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York, 10017, attention: William L. Taylor, Esq., and (iv) if to the Company, to it in care of Acquiror at the address set forth above, or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above. Any notice or communication delivered in person shall be deemed effective on delivery. Any notice or communication sent by telecopy or by air courier shall be deemed effective on the first business day at the place at which such notice or communication is received following the day on which such notice or communication was sent. Any notice or communication sent by registered or certified mail shall be deemed effective on the fifth business day at the place from which such notice or communication was mailed following the day on which such notice or communication was mailed.

     16. Counterparts. This Agreement may be executed contemporaneously in two or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

                                            COMCAST CORPORATION

                                            By:
                                               -----------------------------
                                              Name:
                                              Title:

                                            SURAL CORPORATION

                                            By:
                                               -----------------------------
                                              Name:
                                              Title:

                                            THE EDWARD W. SCRIPPS TRUST

                                            By:
                                               -----------------------------
                                              Name:
                                              Title:

                                                                      EXHIBIT B

                         REGISTRATION RIGHTS AGREEMENT

     THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of
                    , is made by and between Comcast Corporation, a Pennsylvania corporation (the "Company"), and The Edward W. Scripps Trust (the "Trust").

     WHEREAS, this Agreement is being entered into pursuant to the Agreement and Plan of Merger, dated as of October 28, 1995, among The E.W. Scripps Company, Scripps Howard, Inc., and the Company (the "Merger Agreement");

     WHEREAS, it is intended by the Company and the Trust that this Agreement shall become effective immediately upon the issuance of the Common Stock of the Company to be issued pursuant to Article I of the Merger Agreement.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Definitions. As used in this Agreement:

          a. "Commission" means the Securities and Exchange Commission.

          b. "Common Stock" means the Class A Special Common Stock, par value $1.00 per share, of the Company.

          c. "Person" means a natural person, a partnership, a corporation, an association, a joint stock company, a trust, an estate, a joint venture, an unincorporated organization or other entity or a governmental entity or any department, agency or political subdivision thereof.

          d. "Registrable Shares" means, at any particular time at which notice has been given pursuant to Section 2 or 3 hereunder, any of the following which are held by the Trust: (i) shares of Common Stock issued pursuant to the Merger; (ii) shares of Common Stock issued in lieu of cash dividends on other Registrable Shares pursuant to a dividend reinvestment plan adopted by the Company; (iii) shares of Common Stock then outstanding which were issued as, or upon the conversion or exercise of other securities issued as, a dividend or other distribution with respect to or in replacement of other Registrable Shares; (iv) shares of Common Stock then issuable upon conversion or exercise of other securities which were issued as a dividend or other distribution with respect to or in replacement of other Registrable Shares; and (v) any equity securities of the Company issued or issuable with respect to the securities referred to in clauses (i) through
     (iv) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. For purposes of this Agreement, the Trust will be deemed to be a holder of Registrable Shares whenever it has the unqualified right to acquire such Registrable Shares (by conversion or otherwise, but disregarding any legal restrictions upon the exercise of such right), whether or not such acquisition has actually been effected.

          e. "Registration Expenses" has the meaning ascribed to it in Section 6 of this Agreement.

          f. "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

     2. Demand Registrations.

     a. REQUESTS FOR REGISTRATION. From and after the date hereof, the Trust may make a written request from time to time for registration under the Securities Act of all or part of its Registrable Shares. Each such request will specify the number of Registrable Shares to be registered and the intended method of distribution thereof. All registrations requested pursuant to this Section 2(a) are referred to herein as "Demand Registrations." Demand Registrations shall be on any form for which the Company then qualifies and which counsel for the Company shall deem appropriate and available for the sale of the Registrable Shares to be registered thereunder in accordance with the intended method of distribution thereof; provided that the Company will include in any short-form registration such additional customary information as the Trust may reasonably request after consultation with the managing underwriter, in the case of any underwritten public offering, or with the investment banker, in the case of any non-underwritten offering, in order to facilitate the sale of such securities; and provided further that the Company shall not be required to file any such registration as a shelf registration under Rule 415 of the Securities Act.

     b. REGISTRATIONS. A maximum of three Demand Registrations may be requested by the Trust. A registration will not count as one of the Demand Registrations requested by the Trust until it has become effective and unless either (i) the Trust has registered and sold at least 90% of the Registrable Shares it requests be included in such registration or (ii) the registration has remained effective for at least 30 days. The Company will pay all Registration Expenses in connection with any registration initiated as a Demand Registration requested hereunder. Should a Demand Registration not become effective due to the failure of the Trust to perform its obligations under this Agreement or the inability of the Trust to reach agreement with the underwriters on price or other customary terms for such transaction (provided that if the registration does not become effective because of such inability then, on one occasion at the election of the Trust, it shall not count as a Demand if the Trust pays the Company for all of the Registration Expenses in respect thereof), or in the event the Trust withdraws or does not pursue the request for the Demand Registration (in each of the foregoing cases, provided that at such time the Company is in compliance in all material respects with its obligations under this Agreement), then such Demand Registration shall be deemed to have been effected. Each Demand Registration must be in respect of Registrable Shares with a fair market value in excess of $100,000,000.

     c. PREEMPTION. The Company will have the right to preempt any Demand Registration with a primary registration by delivering written notice of such intention to the Trust indicating that the Company has identified a specific business need and use for the proceeds of the sale of such securities within five business days after the Company has received from the Trust a request for such Demand Registration. In the ensuing primary registration, the Trust will have such piggyback registration rights as are set forth in Section 3 hereof. Upon the Company's preemption of a requested Demand Registration, such requested registration will not count as one of the Demand Registrations.

     d. PRIORITY ON DEMAND REGISTRATIONS. If a Demand Registration is an underwritten public offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Shares and other securities requested to be included in such offering would materially and adversely affect the success of the offering, the Company will include in such registration, prior to the inclusion of any securities which are not owned by the Trust, the number of Registrable Shares requested to be included which in the opinion of such underwriters can be sold without materially and adversely affecting the success of the offering. Whenever a registration requested pursuant to this Section is for an underwritten offering, only securities which are to be distributed by the underwriters may be included in the registration.

     e. RESTRICTIONS ON REGISTRATIONS. The Company will not be obligated to effect any Demand Registration within twelve months after the effective date of a previous Demand Registration. The Company may postpone for up to 150 days the filing or effectiveness of a registration statement for a Demand Registration if the Company reasonably believes that it would be detrimental or otherwise disadvantageous to the Company or its shareholders for such a registration statement to be filed as expeditiously as possible; provided, however, the Company cannot exercise its right to postpone the filing or effectiveness of a registration statement for a Demand Registration more than once during any 12-month period.

     f. SELECTION OF UNDERWRITERS. The Trust shall have the right to select the investment banker(s) and manager(s) to administer any public offering of equity securities of the Company pursuant to a Demand Registration, subject to the Company's approval, which approval shall not be unreasonably withheld.

     3. Piggyback Registrations.

     a. RIGHT TO PIGGYBACK. Subject to the remaining provisions of this Section 3, whenever the Company proposes to register its Common Stock under the Securities Act for its own account (other than a registration on Form S-4 or S-8 or pursuant to Rule 415 or any substitute or successor form or rule, respectively that may be adopted by the Commission) or for the account of any holders of its Common Stock, the Company will give written notice to the Trust of its intention to effect such a registration and will include in such registration, on the same terms and conditions as apply to the Company's or such holder's Common Stock, all Registrable Shares that the Trust requests be included within 15 days after the receipt of the Company's notice (a "Piggyback Registration"). The Company agrees that it will act in good faith in electing to offer securities pursuant to Rule 415. The Company is required to include Registrable Shares requested by the Trust in an unlimited number of Piggyback Registrations. If the Company shall determine in its sole discretion not to register or to delay the registration of such Common Stock, the Company may, at its election, provide written notice of such determination to the Trust and (i) in the case of a determination not to effect a registration, shall thereupon be relieved of the obligation to register such Registrable Shares, and (ii) in the case of a determination to delay a registration, shall thereupon be permitted to delay registering any Registrable Shares for the same period as the delay in respect of Common Stock being registered for the Company's own account.

     b. PRIORITY ON PRIMARY REGISTRATIONS. If a Piggyback Registration is an underwritten primary offering on behalf of the Company, and the managing underwriters for the Offering advise the Company in writing that in their opinion the number of securities requested to be included in such registration would materially and adversely affect the success of the offering, the Company will include in such registration (i) first, the securities the Company proposes to sell, and (ii) second, Registrable Shares and other securities such that the included amount of each shall be in proportion to the amount of Registrable Shares and other securities requested to be included in such registration.

     c. PRIORITY ON SECONDARY REGISTRATIONS. If a Piggyback Registration is an underwritten secondary offering on behalf of holders of the Company's securities other than holders of Registrable Shares, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration would materially and adversely affect the success of the offering, the Company will include in such registration (i) first, the securities included therein held by the holders other than the Trust, and (ii) second, Registrable Shares and other securities such that the included amount of each shall be in proportion to the amount of Registrable Shares and other securities requested to be included in such registration.

     d. SELECTION OF UNDERWRITERS. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the Trust elects to register and sell Registrable Shares in such registration, the Company will have the right to select the investment banker(s) and manager(s) to administer the offering.

     4. Holdback Agreements.

     a. The Trust agrees not to offer, sell, contract to sell or otherwise dispose of any equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities, during the 15-day period prior to, and the 120-day period beginning on the effective date of, any underwritten registration (except as part of such underwritten registration), unless the underwriters managing the registered public offering otherwise agree. In order to ensure compliance with the provisions of this Section 4(a), the Company hereby agrees to notify the Trust as to the status and proposed effective date of any registration statement of the Company which is filed with the Commission.

     b. The Company hereby agrees not to effect, except pursuant to employee benefit plans and registrations on Form S-4, any public sale or distribution of any securities of the same class as (or otherwise similar to) the Registrable Shares, or any securities which, with notice, lapse of time and/or payment of monies, are exchangeable or exercisable for or convertible into any such securities during the 15-day period prior to, and during the 90-day period commencing on, the effective date of a registration statement filed with the Commission in connection with an underwritten offering effected pursuant to
Section 2 of this Agreement (except as part of such underwritten offering). The Company agrees to use its reasonable efforts to cause each holder of five percent or more of the outstanding shares of any equity security (or any security convertible into or exchangeable or exercisable for any equity security) of the Company, and each holder of any equity security (or any security convertible into or exchangeable or exercisable for any equity security) of the Company purchased from the Company at any time other than in a public offering, to enter into a similar agreement with the Company.

     5. Registration Procedures. Whenever the Trust has requested that any Registrable Shares be registered pursuant to this Agreement, the Company will use its reasonable best efforts to effect the registration of such Registrable Shares in accordance with the intended method of disposition thereof, and pursuant thereto the Company will as expeditiously as possible:

          a. Prepare and file with the Commission a registration statement with respect to such Registrable Shares and cause such registration statement to become and remain effective for such period, not to exceed 60 days, as may be reasonably necessary to effect the sale of such securities and to include in any such registration statement all information which, in the opinion of counsel to the Trust and counsel to the Company, is reasonably required to be included therein under the Securities Act or which the managing underwriter, in the case of an underwritten public offering, or the investment banker, in the case of a non-underwritten offering, reasonably requests be included therein to facilitate the sale of such securities and which, in the opinion of counsel to the Company and counsel to the Trust, is customary and may appropriately be included therein under the Securities Act; provided, however, if (i) the effective date of any registration statement filed pursuant to a Demand Registration would otherwise be at least 45 calendar days, but fewer than 90 calendar days, after the end of the Company's fiscal year, and (ii) the Securities Act requires the Company to include audited financials as of the end of such fiscal year or the Securities Act permits the use of, and the Trust has requested that such registration statement include, audited financials as of the end of such fiscal year, the Company may delay the filing of such registration statement for such period as is reasonably necessary to include therein its audited financial statements for such fiscal year;

          b. Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than 60 days and comply with the provisions of the Securities Act applicable to the Company with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition set forth in such registration statement;

          c. Furnish to the Trust and the underwriters such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) as they may reasonably request in order to facilitate the disposition of the Registrable Shares;

          d. Use reasonable best efforts to register or qualify such Registrable Shares under such other securities or blue sky laws of such jurisdictions as the Trust reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable the Trust to consummate the disposition in such jurisdictions of the Registrable Shares (provided, however, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 4(d), (ii) subject itself to taxation in any such jurisdiction, or (iii) consent to general service of process in any such jurisdiction);

          e. Otherwise use its best efforts in connection with each registered offering of Registrable Shares hereunder to comply with all applicable rules and regulations of the Commission, as the same may hereafter be amended, including section 11(a) of the Securities Act and Rule 158 thereunder.

          f. Use its best efforts to cause all such Registrable Shares to be listed on each securities exchange or market trading system on which similar securities issued by the Company are then listed;

          g. Enter into such customary agreements (including underwriting agreements that contain such representations and warranties by the Company and such other terms and provisions as are customarily contained in agreements of this type, including, but not limited to, indemnities to the effect and to the extent provided in Section 7, provisions for the delivery of officers' certificates, opinions of counsel and accountants' "comfort" letters and holdback arrangements) and take all such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Shares;

          h. Subject to confidentiality restrictions reasonably required by the Company, and subject to the reasonableness of the request therefor, make available at reasonable times for inspection by the Trust, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent retained by the Trust or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by the Trust or any such underwriter, attorney, accountant or agent in connection with such registration statement;

          i. Notify the Trust promptly after it shall receive notice thereof, of the time when such registration statement or amendment thereto has become effective or a prospectus or supplement to any prospectus forming a part of such registration statement has been filed;

          j. Notify the Trust of any request by the Commission for the amending or supplementing of such registration statement or prospectus or for supplemental information;

          k. Prepare and file with the Commission, promptly upon the request of the Trust, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel selected by the Trust and counsel to the Company, is reasonably required under the Securities Act or the rules and regulations thereunder in connection with the distribution of Registrable Shares by the Trust;

          l. Notify the Trust of the occurrence of any event during any time when a prospectus relating to such securities is required to be delivered under the Securities Act, as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, and in such event, prepare and promptly file with the Commission and promptly notify the Trust of the filing of such amendment or supplement to such registration statement or prospectus as may be necessary to correct any such statements or omissions. The Trust agrees that, upon receipt of any notice from the Company of the occurrence of any event of the kind described in the preceding sentence, the Trust will forthwith discontinue the offer and sale of Registrable Shares pursuant to the registration statement covering such Registrable Shares until receipt by the Trust and the Underwriters of the copies of such supplemented or amended prospectus and, if so directed by the Company, the Trust will deliver to the Company all copies, other than permanent file copies then in the Trust's possession, of the most recent prospectus covering such Registrable Shares at the time of receipt of such notice. In the event the Company shall give such notice, the Company shall extend the 60 day-period during which such registration statement shall be maintained effective, as provided in Section 5(a) hereof, by the number of days during the period from and including the date of the giving of such notice to the date when the Company shall make available to the Trust such supplemented or amended prospectus;

          m. Advise the Trust, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission or any state authority or agency suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for such purpose and promptly use all reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

          n. At the request of any underwriter in connection with an underwritten offering, furnish on the date or dates provided for in the underwriting agreement: (i) an opinion of counsel, addressed to the underwriters, covering such customary matters as such underwriters may reasonably request; and (ii) a comfort letter or letters from the independent certified public accountants of the Company addressed to the underwriters, covering such customary matters as such underwriters and sellers may reasonably request, in which letters such accountants shall state, without limiting the generality of the foregoing, that they are independent certified public accountants within the meaning of the Securities Act and that in the opinion of such accountants the financial statements and other financial data of the Company included in the registration statement, the prospectus, or any amendment or supplement thereto comply in all material respects with the applicable accounting requirements of the Commission;

          o. Subject to confidentiality restrictions reasonably required by the Company, at reasonable times and upon reasonable notice, and as necessary to permit a reasonable investigation with respect to the Company and its business in connection with the preparation and filing of such registration statement, make available for inspection by the Trust, by any managing underwriter or other underwriters participating in any disposition of Registrable Shares, and by any attorney, accountant or other agent, representative or advisor retained by the Trust or any such underwriters, all pertinent financial and other records and corporate documents of the Company; and to the extent reasonably required, cause the Company's officers, directors and employees to discuss pertinent aspects of the Company's business with the Trust and any such underwriter, accountant, agent, representative or advisor in connection with such registration statement;

          p. Permit the Trust, to the extent the Trust, in the judgment of its counsel, might be deemed to be a "control person" of the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), to participate in the preparation of such registration statement and include therein material, furnished to the Company in writing which, in the reasonable judgment of the Trust and its counsel, and counsel to the Company, is required to be included therein; and

          q. If any registration statement refers to the Trust by name or otherwise as the holder of any securities of the Company, and if the Trust reasonably believes it is or may be deemed to be a control person in relation to, or an Affiliate of, the Company, then the Trust shall have the right to require (i) insertion in such registration statement of language, in form and substance reasonably satisfactory to the Trust, to the effect that the ownership by the Trust of such securities is not to be construed as and is not intended to be a recommendation by the Trust of the investment quality of, or the relative merits and risks attendant to the purchase of, the Company's securities covered thereby, and that such ownership does not imply that the Trust will assist in meeting any future financial or operating requirements of the Company, or (ii) in the case where the reference to the Trust by name or otherwise is not required by the Securities Act or any similar federal or state statute then in effect, the deletion of the reference to the Trust.

          r. Cooperate in the marketing efforts of the underwriters and the Trust, including, without limitation, by making available, as reasonably requested by the underwriters and the Trust, the senior executive officers of the Company for attendance at, and active participation with the underwriters in, informational or so-called "roadshow" meetings with prospective purchasers of the Registrable Shares being offered, including meeting with groups of such purchasers or with individual purchasers, providing information and answering questions about the Company at such meetings, and traveling to locations in the United States and abroad as reasonably selected by the underwriters.

          6. Registration Expenses.

     All expenses of the Company incident to the Company's performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, all fees and expenses associated with listing securities on exchanges or Nasdaq, all fees and other expenses associated with filings with the NASD (including, if required, the fees and expenses of any "qualified independent underwriter" and its counsel) printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for the Company and its independent certified public accountants (and the expenses of any special audits or reviews performed by such accountants required by or incidental to such performance and compliance), underwriters (excluding discounts and commissions attributable to the securities included in such registration) and other Persons retained by the Company (all such expenses being herein called "Registration Expenses"), will be borne by the Company. In addition, the Company will pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, and the expense of any liability insurance obtained by the Company.

     7. Indemnification and Contribution.

     a. The Company agrees to indemnify the Trust, its officers and trustees against all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys' fees except as limited by Section 7(c)) caused by any untrue or alleged untrue statement of a material fact contained in any registration statement, prospectus or preliminary prospectus relating to the Registrable Shares or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in or based upon any information furnished in writing to the Company by the Trust or any underwriter expressly for use therein or by the Trust's or underwriter's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished the Trust or underwriter with a sufficient number of copies of the same. In connection with an underwritten offering, the Company will indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Trust. In connection with an underwritten offering, the underwriters shall be required to agree to indemnify the Trust, its officers and trustees, and the Company, its officers and directors and each Person who controls the Company (within the meaning of the Securities Act) to the same extent as the Company agrees to indemnify such underwriters in this
Section 7(a), but only as to statements contained in or omitted from any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto in reliance upon written information furnished to the Company by such underwriters for use in the preparation thereof. The reimbursements required by this Section 7(a) will be made by periodic payments during the course of the investigation or defense, as and when bills are received or expenses incurred.

     b. In connection with any registration statement in which the Trust is participating, it will furnish to the Company in writing such information, questionnaires and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and will indemnify the Company, its directors and officers and each Person who controls the Company (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, attorneys' fees except as limited by Section 7(c)) caused by any untrue or alleged untrue statement of a material fact contained in any registration statement, prospectus or preliminary prospectus relating to the Registrable Shares or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by or on behalf of the Trust. The Trust also agrees to indemnify and hold harmless any underwriters of the Registrable Shares, their officers and directors and each person who controls such underwriters on substantially the same basis as that of the indemnification of the Company provided in this Section 7(b).

     c. Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim.

     d. The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the transfer of securities. The Company also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company's indemnification is unavailable for any reason.

     e. If the indemnification from the indemnifying party as provided in this
Section 7 is unavailable or is otherwise insufficient to hold harmless any Person entitled to indemnification in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the indemnifying party shall, to the fullest extent permitted by law, contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the Person entitled to indemnification in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made, or relates to information supplied by such indemnifying party, and the party's relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7(e) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this
Section 7(e). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

     8. Compliance With Rule 144. At the request of the Trust, the Company will
(i) forthwith furnish a written statement of its compliance with the filing requirements of the Commission as set forth in Rule 144 or any similar rules or regulations hereafter adopted by the Commission as such may be amended from time to time, (ii) make available to the public and the Trust such information, and
(iii) take such further actions as the Trust shall reasonably request as will enable the Trust to be permitted to make sales pursuant to Rule 144 or such similar rules and regulations. All sales of Registrable Shares by the Trust must be effected in compliance with applicable law.

     9. Participation in Underwritten Registrations. The Trust may not participate in any registration hereunder which is underwritten unless it (a) agrees to sell Registrable Shares on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements, (b) completes and executes all questionnaires, powers of attorney, custody agreements, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements, and (c) furnishes in writing to the Company such information regarding the Trust, the plan of distribution of the Registrable Shares and other information as the Company may from time to time reasonably request or as may be legally required in connection with such registration. The Trust will have the right to select the managing underwriters to administer any Demand Registration, subject to the approval of the Company, which approval will not be unreasonably withheld.

     10. Prohibition on Transfer.

     (a) The Trust hereby agrees that it will not, during the period commencing on the date hereof and ending one year after the date hereof, offer, pledge, encumber, sell, contract to sell, sell any option or contract to purchase, purchase any option to sell or otherwise dispose of, directly or indirectly, an amount of Registrable Shares such that the total Registrable Shares owned by the Trust at any time during such one-year period falls below the Continuity Amount. For purposes hereof, "Continuity Amount" means the amount of shares of Common Stock issued pursuant to the Merger representing 50% of the aggregate value of the consideration issued in the Merger (including, for this purpose, any shares of Common Stock issued in the Merger, any payments to holders of Dissenting Shares and any payments in lieu of fractional shares).

     (b) From time to time, if the Company intends to purchase shares of Common Stock in the open market pursuant to the share repurchase program referred to in
Section 6.31 (the "Program") of the Merger Agreement, the Company may deliver a notice (a "Black-Out Notice") to the Trust setting forth the period during which the Company anticipates making such purchases (a "Black-Out Period"). The Trust agrees that it will not sell any Registrable Shares in the open market during a Black-Out Period. In order to be effective, the Company must deliver a Black-Out Notice by facsimile to [ ] at [ ], to be confirmed by telephone at [ ] by no later than 4:00 p.m. the day prior to the commencement of the Black-Out Period. Each trading day within a Black-Out Period is referred to herein as a "Black-Out Day." In no event shall the Company cause more than 10 trading days in any one calendar month to be Black-Out Days. The Company will promptly inform the Trust of any early termination of a Black-Out Period. The Trust agrees to hold information regarding Black-Out Periods in confidence. The Company represents that the Program will be terminated no later than six months from the date hereof.

     11. No Inconsistent Agreements. The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with or otherwise materially interferes with the rights granted to the Trust in this Agreement.

     12. Remedies. Any Person having rights under any provision of this Agreement will be entitled to enforce such rights specifically, to recover damages caused by reason of any breach of any provision of this Agreement, and to exercise all other rights granted by law.

     13. Amendments and Waivers. Except as otherwise expressly provided herein, the provisions of this Agreement may be amended or waived at any time only by the written agreement of the Company and the Trust.

     14. Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors and assigns of the parties hereto, whether so expressed or not.

     15. Final Agreement. This Agreement constitutes the final agreement of the parties concerning the matters referred to herein, and supersedes all prior agreements and understandings.

     16. Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

     17. Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience of reference only and do not constitute a part of and shall not be utilized in interpreting this Agreement.

     18. Notices. Except as provided in Section 10(b), any notices required or permitted to be sent hereunder shall be delivered personally or mailed, certified mail, return receipt requested, or delivered by overnight courier service to the following addresses, or such other addresses as shall be given by notice delivered hereunder, and shall be deemed to have been given upon delivery, if delivered personally, three business days after mailing, if mailed, or one business day after delivery to the courier, if delivered by overnight courier service:

     IF TO THE TRUST, at its address set forth on the stock record books of the Company;

     with a copy to:

     John H. Burlingame, Esq.
     Baker & Hostetler
     3200 National City Center
     1900 East Ninth Street
     Cleveland, Ohio 44114-3485

     If to the Company, to:

     Comcast Corporation
     1500 Market Street
     Philadelphia, Pennsylvania 19102
     Attention: Stanley Wang, Esq.

     with a copy to:

     Davis Polk & Wardwell
     450 Lexington Avenue
     New York, New York 10017
     Attention: William L. Taylor, Esq.

     19. Governing Law. The validity, meaning and effect of this Agreement shall be determined in accordance with the laws of the State of New York applicable to contracts made and to be performed in that state without giving effect to the principles of conflicts of laws thereof.

     20. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one instrument. Each party shall receive a duplicate original of the counterpart copy or copies executed by it and the Company.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, as of the day and year first set forth above.

                                            THE EDWARD W. SCRIPPS TRUST

                                            By:
                                               -----------------------------

                                            COMCAST CORPORATION

                                            By:
                                               -----------------------------